UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-36896

Mercurity Fintech Holding Inc.

(Exact name of registrant as specified in its charter)

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

At the annual meeting (the “Annual Meeting”) of shareholders of Mercurity Fintech Holding Inc. (the “Company”) held on September 15, 2025 at 10:00 a.m. Eastern Time, the Company’s shareholders voted on the matters described below. Shareholders of 38,032,878 ordinary shares of the Company were present in person or by proxy at the Annual Meeting, representing approximately 55.06% of the total 69,077,039 outstanding ordinary shares and therefore the Company has met the quorum requirement for its Annual Meeting, which is more than one-third of the shares outstanding and entitled to vote at the Annual Meeting as of the record date of August 15, 2025.

1.	The Company’s shareholders elected the following six (6) directors to the board of directors of the Company (the “Board”): Dr. Alan Curtis, Mr. Peter Nobel, Mr. Hui Cheng, Mr. Shi Qiu, Mr. Wilfred Daye and Ms. Qian Sun, each to hold office until the next annual shareholders general meeting and shall be eligible for re-election thereat or until their successors are duly elected, appointed and qualified in accordance with the Company’s memorandum and articles of association. The number of shares that voted for, against, and abstained from voting for each director is summarized in the table below:

Director Nominee	Votes For	Votes Against	Votes Abstained
Dr. Alan Curtis	38,002,452	29,883	543
Mr. Peter Nobel	38,024,117	8,218	543
Mr. Hui Cheng	37,857,568	174,747	563
Mr. Shi Qiu	37,461,487	570,827	563
Mr. Wilfred Daye	37,244,188	788,146	543
Ms. Qian Sun	37,294,967	737,343	567

2.	The Company’s shareholders approved the ratification of the appointment of Onestop Assurance PAC as the Company’s independent registered public accountants for the current fiscal year ending December 31, 2025. The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Votes Abstained
38,026,218	6,117	543

3.	The Company’s shareholders approved by way of a special resolution changing the name of the Company from Mercurity Fintech Holding Inc. to Chaince Digital Holdings Inc. The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Votes Abstained
38,029,682	2,653	543

4.	The Company’s shareholders approved the MFH 2025 Equity Incentive Plan. The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Votes Abstained
36,823,006	1,207,596	2,276

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

	By:	/s/ Shi Qiu
	Name:	Shi Qiu
	Title:	Chief Executive Officer

Date: September 15, 2025